+1 212 450 4000 davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	Confidential

June 28, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Our client, Getnet Adquirência e Serviços para Meios de Pagamento S.A., a sociedade por ações, or a stock corporation organized under the laws of Federative Republic of Brazil (the “Registrant”), has submitted a draft initial Registration Statement on Form 20-F (the “Draft Initial Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review, with an effective filing date of June 28, 2021. The Draft Initial Registration Statement relates to a proposed registration of the Registrant’s units in connection with a proposed spin-off.

The Registrant confirm that it is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. In accordance with the non-public submission policy of the Commission for foreign private issuers, the Draft Initial Registration Statement was submitted to the staff of the Commission in draft, unsigned form and on a confidential basis.

The Registrant is also an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. Although the disclosures included in the Draft Initial Registration Statement do not take advantage of any of the accommodations available to an emerging growth company, the Registrant expects to take advantage of certain of such accommodations going forward for so long as the Registrant remains an emerging growth company.

Please contact me at 1-212-450-4950 or nicholas.kronfeld@davispolk.com if you have any questions about this confidential submission or if I can provide any additional information.

Sincerely,

/s/ Nicholas Kronfeld

Nicholas Kronfeld

cc:	Pedro Carlos Araújo Coutinho, Getnet Adquirência e Serviços para Meios de Pagamento S.A. Paulo Pecht, Partner, PricewaterhouseCoopers Auditores Independentes